

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2017

Dennis P. Kelleher
Senior Vice President and Chief Financial Officer
Terra Nitrogen Company, L.P.
4 Parkway North
Suite 400
Deerfield, IL 60015

> **Re:** **Terra Nitrogen Company, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 033-43007**

Dear Mr. Kelleher:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure